SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)*

PATIENT SAFETY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value	070322H106
(Title of class of securities)	(CUSIP number)

Brian E. Stewart 20 Vernon Newport Coast, CA 92657 (949) 387-2277
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 070322H106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: Brian Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,328,0041
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,328,0041
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,328,0041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.8%
14	TYPE OF REPORTING PERSON: IN

1 Represents (i) 859,253 shares of Common Stock beneficially owned by Mr. Brian Stewart and (ii) 1,468,751 shares of Common Stock issuable upon the exercise of certain stock options, which are exercisable by Mr. Brian Stewart within 60 days of the date hereof.

CUSIP No. 070322H106	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Amendment is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Person (as defined below in Item 2) with the Securities and Exchange Commission (the “SEC”) on April 16, 2010, (the “ Schedule 13D”), and is being filed by the Reporting Person with respect to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Patient Safety Technologies, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 15440 Laguna Canyon Road, Suite 150, Irvine, California 92618.  This Amendment supplements or amends the Schedule 13D as set forth herein.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

This statement is being filed by Mr. Brian Stewart (the “Reporting Person”).

Item 3. Source and Amount of Funds or Other Consideration.

No change is made to Item 3 of Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following paragraphs:

This Schedule 13D is being filed by the Reporting Person to disclose the Reporting Person’s execution of a certain voting agreement between Stryker Corporation (“Stryker”) and the Reporting Person, dated December 31, 2013, entered into in connection with that certain agreement and plan of merger among Stryker Corporation, a Michigan Corporation, PS Merger Sub Inc., a Delaware Corporation and a wholly owned subsidiary of Stryker (“Merger Sub”), and the Company, dated December 31, 2013 (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company with the separate corporate existence of Merger Sub thereupon ceasing and with the Company being the surviving corporation of the merger and a wholly owned subsidiary of Stryker (the “Merger”).  At the effective time of the Merger, each issued and outstanding share of capital stock of the Company (other than those shares held by the Company, Stryker, Merger Sub or a stockholder who properly demands appraisal of such common shares under Delaware law) will be converted into the right to receive $2.22 in cash without interest (in the case of Common Stock), $100.00 in cash (in the case of Series A Convertible Preferred Stock) and $296.00 in cash (in the case of Series B Convertible Preferred Stock).  Each vested and exercisable option to acquire shares of Common Stock that is outstanding immediately prior to the Merger will be canceled and terminated in exchange for the right to receive a payment in cash equal to the product of (a) the total number of shares of Common Stock for which such option remains outstanding and unexercised prior to the effective time and (b) the excess (if any) of the Common Consideration (as defined in the Merger Agreement) over the exercise price of such option. All unvested options will become immediately vested and exercisable. Each of the Company, Purchaser and Stryker made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by the Company to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

In connection with the Merger Agreement, the Reporting Person entered into that certain voting agreement with Stryker, dated December 31, 2013 (the “Voting Agreement”).  Pursuant to the Voting Agreement, subject to the terms and conditions set forth therein, the Reporting Person agreed to vote all of his shares of Company stock (i) in favor of the Merger Agreement or any amendment to the Merger Agreement which makes the Merger Agreement more favorable to the Reporting Person, (ii) against any proposal in opposition to the Merger and (iii) against any competing proposals or transactions that would impede the Merger or result in a breach of the Merger Agreement.  Pursuant to the Voting Agreement, the Reporting Person also waived appraisal rights and provided an irrevocable proxy.  Additionally, the Voting Agreement and irrevocable proxy granted pursuant to the Voting Agreement terminate upon the earlier to occur of: (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the effective time of the Merger and (iii) the date the Company’s board of directors changes its recommendation that the Company’s stockholders adopt the Merger Agreement.  The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as an exhibit and is incorporated herein by reference in its entirety.

CUSIP No. 070322H106	Page 4 of 6 Pages

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

References to percentage ownerships of Company stock in this Schedule 13D are based on the 40,330,259 shares of Common Stock believed by the Reporting Person to be outstanding as of December 31, 2013, which are comprised of (A) 38,861,508 shares of Common Stock which were issued and outstanding as of December 31, 2013 and (B) Company options issued to the Reporting Person and exercisable within 60 days of the date hereof for 1,468,751 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth or incorporated in Item and 4 hereof is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger, among the Stryker Corporation, PS Merger Sub Inc. and Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 2, 2014)

Exhibit 99.2	Voting Agreement between Stryker Corporation and Brian E. Stewart, dated December 31, 2013

CUSIP No. 070322H106	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014
/s/ Brian E. Stewart
Name: Brian E. Stewart

CUSIP No. 070322H106	Page 6 of 6 Pages

EXHIBIT INDEX

99.1
Agreement and Plan of Merger, among the Stryker Corporation, PS Merger Sub Inc. and Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 2, 2014)

99.2	Voting Agreement between Stryker Corporation and Brian E. Stewart, dated December 31, 2013